Exhibit 99.1
Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Ternium Reports Explosion at its Guerrero Facility

Luxembourg, July 23, 2013 – Ternium S.A. (NYSE: TX) announced today that an explosion occurred yesterday during routine maintenance work at the DRI intake of an electric arc furnace at its Guerrero facility in Monterrey, Mexico. The cause of the incident is under investigation. The company regrets to inform that, up to date, the incident caused four fatalities; in addition, ten injured persons continue receiving medical treatment as necessary.

Ternium Mexico is following the contingency plan prepared for these situations, which includes notification to the appropriate governmental agencies.  At this time Ternium cannot estimate the cost and required time for completion of the repairs or restart of steelmaking operations, as investigations and damage-assessment are in the initial stage.

The Guerrero facility has an annual thin-slab casting production capacity of 2.3 million tons per year. Ternium’s total annual finished products production capacity is approximately 10.8 million tons. The company maintains property damage and business interruption insurance, with certain deductibles and up to certain limits. Ternium does not currently expect that these unfortunate events will materially impact customer shipments.

Further details will be released as soon as additional information becomes available.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 10.8 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.